January 5, 2017

Brad Skinner

Senior Assistant Chief Accountant

Office of Natural Resources

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	Mondelēz International, Inc.
Form 8-K Dated July 27, 2016
Filed July 27, 2016
File No. 001-16483

Dear Mr. Skinner,

This letter responds to the letter dated December 23, 2016 from the staff of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Form 8-K containing the earnings release for the quarter ended June 30, 2016 of Mondelēz International, Inc. (the “Company”) filed July 27, 2016. For your convenience, we have set forth below your comments followed by our response.

Form 8-K Filed July 27, 2016

Exhibit 99.1

1.	We note your response to prior comment two that includes your proposed disclosure related to your non-GAAP measure that excludes the proportionate share of your equity method investees’ unusual or infrequent items in order to provide improved comparability of underlying operating results. Please revise your disclosure to include a discussion of the limitations associated with the use of this non-GAAP measure as compared to the use of the most directly comparable GAAP measure. For example, your disclosure should explain that you do not control, nor do you have any legal claim, to the revenues and expenses related to your equity method investees and that excluding these expenses may imply that you have control over the operations and resulting revenue and expenses.

We revised the disclosure in our earnings release for the quarter ended September 30, 2016 as we committed to do in our response to prior comment two. To address the limitations associated with the use of this non-GAAP measure as compared to the use of the most directly comparable GAAP measure, in future earnings releases and filings, we intend to include the additional footnote shown below:

Brad Skinner

January 5, 2017

“Adjusted EPS” is defined as diluted EPS attributable to Mondelēz International from continuing operations excluding … Similarly, within Adjusted EPS, the company’s equity method investment net earnings exclude its proportionate share of its investees’ unusual or infrequent items (1), such as acquisition and divestiture-related costs and restructuring program costs...

(1)	We have excluded our proportionate share of our equity method investees’ unusual or infrequent items in order to provide investors with a comparable view of our performance across periods. Although we have shareholder rights and board representation commensurate with our ownership interests in our equity method investees and review the underlying operating results and unusual or infrequent items with them each reporting period, we do not have direct control over their operations or resulting revenue and expenses. Our use of equity method investment net earnings on an adjusted basis is not intended to imply that we have any such control. Our GAAP “diluted EPS attributable to Mondelēz International from continuing operations” includes all of the investees’ unusual and infrequent items.

We appreciate the opportunity to respond to the staff’s comment letter and look forward to resolving any concerns the staff might have. If you have any questions, please contact Carol Ward, Vice President and Corporate Secretary, at (847) 943-4373.

Sincerely,

/s/ Brian T. Gladden

Brian T. Gladden

Executive Vice President

and Chief Financial Officer

cc:	John Cannarella
Patrick Gilmore